FOR IMMEDIATE RELEASE

Contact:
Lisa Lake, Fleishman-Hillard for Alimera Sciences 404-739-0152 lisa.gibson@fleishman.com	Beverly Jedynak Martin E. Janis & Company, Inc. 312-943-1100 ext. 12 bjedynak@janispr.com Brian Leedman, Director of Investor Relations pSivida Limited +61 412 281 780 brianl@psivida.com

ALIMERA SCIENCES’ MEDIDUR™ TRIAL EXCEEDS 500 PATIENT MARK IN PHASE 3 TRIAL ENROLLMENT

ATLANTA—April 23, 2007--Alimera Sciences, a privately held ophthalmic pharmaceutical company, and global drug delivery company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that enrollment for their Phase 3 global clinical trial, the FAME™ (Fluocinolone Acetonide in Diabetic Macular Edema) Study has exceeded 50 percent. FAME is a double masked, randomized, multi-center study that will follow approximately 900 patients in the U.S., Canada, Europe and India for 36 months. The trial is studying the safety and efficacy of the novel treatment currently referred to as Medidur for diabetic macular edema (DME).

Medidur, a tiny, injectable intravitreal insert, is being studied as a way to deliver a very low dose of fluocinolone acetonide, a corticosteroid, to the retina for up to three years as a treatment for diabetic macular edema (DME). Using a proprietary 25 gauge transconjunctival injector system, an eye care professional injects the Medidur insert into the vitreous through a minimally invasive procedure in an outpatient setting.

“Reaching this milestone in the FAME trial is a significant accomplishment for Alimera as we continue our efforts to bring this next generation of retinal drug delivery to market,” said Dan Myers, CEO of Alimera Sciences.

“pSivida is delighted with the progress being made in this trial and we expect successful completion of enrollment later this year,” said Dr. Paul Ashton, Managing Director of pSivida Limited.

Alimera Sciences and pSivida Limited announced in February 2005 a worldwide agreement to co-develop and market the insert for the use of fluocinolone acetonide to treat DME. The agreement also includes the option to identify, prior to February 2008, three other compounds not previously licensed by pSivida to a third party for use in Medidur for ophthalmic diseases. This option has the potential to result in a license to three additional products with the Medidur insert for Alimera. Pfizer also recently reached an agreement with pSivida to commit up to US$155 million for development related to different ophthalmic applications of the Medidur technology.

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“As our work continues, we are pleased with recent announcements underscoring the development interest and commitments by companies like Pfizer for this technology,” said Myers. “It reinforces the confidence that we have in the technology as well.”

Diabetic retinopathy (DR), a complication of diabetes mellitus, is the leading cause of blindness in the working-age population of developed countries.  At any time during progression of diabetic retinopathy, patients can develop DME which involves retinal thickening of the macular area.  There are currently more than 500,000 people with DME in the United States and this number is expected to exceed 700,000 by the year 2010; approximately 75,000 new cases of DME are diagnosed each year.

About Alimera Sciences Inc.
Alimera Sciences Inc., a venture backed company, specializes in the development and commercialization of over-the-counter and prescription ophthalmology pharmaceuticals. Founded by an executive team with extensive development and revenue growth expertise, Alimera Sciences’ products are focused on improving the delivery of therapeutic agents
To enhance patient’s lives and to strengthen physicians’ ability to manage ocular conditions. For more information, please visit www.alimerasciences.com.

About pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the efficacy of pSivida’s drug delivery technology and the final results of the clinical trials described above. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including those contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

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